Mail Stop 3561

	                                            September 1, 2005


James F. Dempsey
President and Chief Executive Officer
W. S. Industries, Inc.
7630 Winston Road
Burnaby, B.C. V5A 2H4

	Re:	W. S. Industries, Inc.
		Amendment No. 3 to Registration Statement on Form SB-2
		Filed August 29, 2005
      File No. 333-121044


Dear Mr. Dempsey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 12

1. Please update the "Approximate Percentage" columns of your 50% and
25% use of proceeds tables.  These columns are currently blank.

Plan of Operations, page 22

2. We have reviewed your response to comment 9 in our letter dated August 12, 2005, noting that the $19,000 figure in your disclosure remains unchanged from the prior amendment. Please revise your filing to reflect that the additional financing needed is $9,000.

Financial Statements, 37

Statements of Cash Flows, page 41

3. We have reviewed your response to comment 5 in our letter dated August 12, 2005. Please explain how you determined the foreign currency adjustment line item on your statements of cash flows should consist of the foreign currency translation amounts in your statement of stockholders` equity. The statement of cash flows should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. Please refer to paragraph 101 of SFAS 95 for guidance. The statement should also include the effect of exchange-rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Please refer to paragraph 144 of SFAS 95 for a sample illustration.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Blume, Accountant, at (202) 551-3254 or in his absence, George Ohsiek, Accounting Branch Chief, (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342, David Mittelman, Legal Branch Chief, at
(202) 551-3214 or me at (202) 551-3720 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Michael J. Morrison, Esq.
	Via FAX (775) 827-6311


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James F. Dempsey
W. S. Industries, Inc.
September 1, 2005
Page 2